Exhibit 99.1

RAINCHIEF ENERGY INC.
(the “Company”)
Suite 600-595 Hornby St
Vancouver, British Columbia
V6C-2E8
604-646-5620 T
604-688-1817 F

Trading Symbol: RCFEF	April 17, 2009

RAINCHIEF ENERGY ANNOUNCES NEW DIRECTOR

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) is please to announce that Dr. William (Bill) Pfaffenberger has been appointed as a director of Rainchief.

Dr. Pfaffenberger is President and CEO of Torch River Resources having joined the company in April 2006. He is a retired professor of mathematics who was in the Mathematics and Statistics Department at the University of Victoria for 38 years.  He served as a Member of the Board of Governors, was Chair of his department and served as Chair of the Board of Pension Trustees for 11 years overseeing a fund of over $400 million.  Besides being a director of Torch River Resources he also serves as a director of four other public companies, Rainchief Energy Inc, Molycor Gold Corp, Sola Resource Corp and Goldrea Resources Corp.  He is also President of a private minerals company, Fundamental Resources Corp.

Dr.  Pfaffenberger brings a wealth of experience to Rainchief as the Company continues to evaluate potential acquisitions of unexploited Oil & Gas assets in Western Canada.

FOR FURTHER INFORMATION PLEASE CONTACT:

Brad Moynes
President & CEO
Rainchief Energy Inc.
+1-604-646-5620 (T)
+1-604-688-1817 (F)

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

____________________________________________________
Brad Moynes, President and CEO